Scorpio Bulkers Inc. Announces Financial Results for the Third Quarter of 2015
MONACO-(Marketwired - November 2, 2015) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three and nine months ended September 30, 2015.
Results for the three and nine months ended September 30, 2015 and 2014
For the three months ended September 30, 2015, the Company’s adjusted net loss was $16.3 million, or $0.05 adjusted loss per diluted share, which excludes (i) a loss / write down on assets held for sale of $0.3 million and (ii) the $1.4 million write off of a portion of the deferred financing costs of two credit facilities, or $0.01 loss per diluted share (see Non-GAAP Measures section below). For the three months ended September 30, 2015, the Company had a GAAP net loss of $18.1 million, or $0.06 loss per diluted share. This loss includes the loss / write down on assets held for sale, the write off of a portion of deferred financing costs accumulated on two credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been classified as held for sale, and the noncash amortization of stock-based compensation of $6.3 million.
For the three months ended September 30, 2014, the Company had a net loss of $18.9 million, or $0.14 loss per diluted share including noncash amortization of stock-based compensation of $6.3 million.
For the nine months ended September 30, 2015, the Company’s adjusted net loss was $49.7 million, or $0.22 adjusted loss per diluted share, which excludes (i) a loss / write down on assets held for sale of $151.7 million and (ii) the $7.3 million write off of a portion of the deferred financing costs of three credit facilities, or $0.68 loss per diluted share (see Non-GAAP Measures section below). For the nine months ended September 30, 2015, the Company had a GAAP net loss of $208.8 million, or $0.90 loss per diluted share. This loss includes the loss / write down on assets held for sale, the write off of a portion of deferred financing costs accumulated on three credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been classified as held for sale, and the noncash amortization of stock-based compensation of $18.5 million.
For the nine months ended September 30, 2014, the Company had a net loss of $44.6 million, or $0.34 loss per diluted share including noncash amortization of stock-based compensation of $17.6 million.
Recent Significant Events
Fleet Financing Update and Credit Facility Amendments
Including the credit facilities described below, the Company has now either signed credit facility agreements or received commitments for 59 of the 60 vessels in its fleet. In addition, the Company has received a proposal from a leading European financial institution to finance a portion of the cost of our one remaining unfinanced dry bulk vessel. The terms and conditions of this facility, for which commitment is expected during the fourth quarter of 2015, are consistent with those of the Company's existing credit commitments. The closing of any resultant credit facilities would remain subject to credit approval and customary conditions precedent, including negotiation and execution of definitive documentation.
Between September 30, 2015 and October 30, 2015, the Company reached agreements to amend each of its loan agreements such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2017, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for calendar year 2017. Prior to these amendments, the interest coverage ratio was applicable to the third quarter of 2015; however, because the Company has no consolidated net interest expense through September 30, 2015, this covenant would not have been applicable for the period ended September 30, 2015.
$411.3 Million Credit Facility
On July 14, 2015, the Company's $411.3 million senior secured credit facility, which was expected to finance a portion of the purchase price of seven Capesize vessels under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd., was further reduced by approximately $34 million pursuant to the sale of one Capesize vessel contract described below, and the facility will be used to finance a portion of the purchase price of six Capesize vessels, three of which have been delivered. Please refer to the table below which shows the amounts outstanding and amounts available on this credit facility as of October 29, 2015. As a result of this reduction, we wrote off approximately $0.9 million of deferred financing costs accumulated on this facility which represents the portion of the facility that can no longer be utilized. This write off is reflected in financial expense, net in the Consolidated Statement of Operations.
$330 Million Credit Facility
On August 4, 2015, our $330 Million Credit Facility, which was to finance a portion of the purchase price of 22 of our newbuilding vessels (consisting of 16 Ultramax vessels and six Kamsarmax vessels), was reduced by $15 million pursuant to the sale of one of the Ultramax vessel contracts. Please refer to the table below which shows the amounts outstanding and amounts available on this credit facility as of October 29, 2015. As a result of this reduction, we wrote off approximately $0.5 million of deferred financing costs accumulated on this facility which represents the portion of the facility that can no longer be utilized. This write off is reflected in financial expense, net in the Consolidated Statement of Operations.
$76.5 Million Credit Facility
On October 12, 2015, the Company entered into a $76.5 million credit agreement with ABN AMRO Bank N.V. and The Export-Import Bank of China for a senior secured loan facility. This facility was arranged by ABN AMRO Bank N.V., with insurance cover to be provided from China Export & Credit Insurance Corporation, or Sinosure. The insurance coverage has now recently been approved by Sinosure. This credit facility will be used to finance a portion of the purchase price of three Capesize vessels (of which one vessel has been delivered for which we borrowed $26 million in bridge financing, a second vessel delivered during Q4 2015 and one vessel is currently under construction at Shanghai Waigaoqiao Shipbuilding Co., Ltd., China for delivering in Q4 2015). The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type. This facility supplants the commitment for the $230.3 Million Credit Facility, described in prior press releases, which would have been used to finance a portion of the purchase price of seven Capesize vessels.
Proposed $13.5 Million Upsize to the $42 Million Credit Facility
On September 30, 2015, we received a commitment from a leading European financial institution for a $13.5 million upsize to our original $42 million senior secured credit facility. The proceeds of the upsized commitment will finance a portion of the purchase price of one Ultramax vessel that was delivered to the Company in Q3 2015 from Imabari Shipbuilding Co. Ltd. This facility is expected to mature in September 2021. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type. The closing of this loan facility is subject to customary conditions precedent, including the execution of definitive documentation.
Proposed $27.25 Million Credit Facility
On October 5, 2015, we received a commitment from ABN AMRO Bank N.V. for a $27.25 million senior secured loan facility. The proceeds of this facility are expected to finance a portion of the purchase price of two Ultramax vessels currently under construction at Imabari Shipbuilding Co. Ltd., with expected deliveries in Q1 2016. This facility is expected to have two tranches, which are expected to mature 5 years from the date of drawdown of each vessel. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type. The closing of this loan facility is subject to customary conditions precedent, including the execution of definitive documentation.
Summary of Voyages Fixed Thus Far in the Fourth Quarter of 2015
Below is a summary of the voyages fixed thus far in the fourth quarter of 2015:

•	For the Kamsarmax fleet: approximately $7,900 per day for 55% of the days

•	For the Ultramax fleet: approximately $7,900 per day for 56% of the days

•	For the Capesize fleet: approximately $11,900 per day for 81% of the days

Vessel Sale Program Update
During the three months ended September 30, 2015, we completed the sale of 11 newbuilding contracts that we had classified as assets held for sale at June 30, 2015, consisting of four LR2 newbuilding product tankers, two newbuilding Aframax tankers, three Capesize newbuilding vessels, one Kamsarmax newbuilding vessel and one Ultramax newbuilding vessel. This brings the total newbuilding contract sales to 20. We are no longer under any obligation for remaining contractual installments under those contracts.

Newbuilding Vessels Deliveries
Between July 1, 2015 and October 29, 2015 the Company has taken delivery from shipyards of the following newbuilding vessels:

•	SBI Echo, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Montesino, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd.

•	SBI Lyra, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd.

•	SBI Rumba, a Kamsarmax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Tango, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Maia, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co. Ltd.

•	SBI Subaru, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd.

•	SBI Hydra, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co. Ltd.

•	SBI Capoeira, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Electra, a Kamsarmax vessel, was delivered from Jiangsu Yangzijiang Shipbuilding Co., Ltd.

•	SBI Valrico, a Capesize vessel, was delivered from Shanghai Waigaoqiao Shipbuilding Co., Ltd.

•	SBI Pegasus, an Ultramax vessel, was delivered from Chengxi Shipyard Co. Ltd.

•	SBI Carioca, an Ultramax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Magnum, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd.

•	SBI Conga, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Flamenco, a Kamsarmax vessel, was delivered from Jiangsu Yangzijiang Shipbuilding Co., Ltd.

•	SBI Ursa, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd.
Liquidity and Debt
We made the following drawdowns from our credit facilities during the three months ended September 30, 2015:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$409 Million Credit Facility	$14,988	SBI Echo
2	$330 Million Credit Facility	15,000	SBI Lyra
3	$411.3 Million Credit Facility	27,750	SBI Montesino
4	$330 Million Credit Facility	15,000	SBI Subaru
5	$330 Million Credit Facility	15,000	SBI Maia
6	$330 Million Credit Facility	15,000	SBI Capoeira
7	$330 Million Credit Facility	15,000	SBI Hydra
8	$330 Million Credit Facility	15,000	SBI Pegasus
9	$330 Million Credit Facility	15,000	SBI Carioca
10	$42 Million Credit Facility	17,595	SBI Rumba

As of October 29, 2015, the Company had $237.6 million in cash and cash equivalents. As of October 29, 2015, the Company’s outstanding debt balance, and amount available to draw is as follows (dollars in thousands):

	As of September 30, 2015	As of October 29, 2015
Credit facility	Amount outstanding	Amount outstanding	Amount available *
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility	31,453	31,453	—
$409 Million Credit Facility (1)	29,473	78,901	254,187
$330 Million Credit Facility (2)	148,125	163,125	150,000
$42 Million Credit Facility	37,214	37,214	—
$67.5 Million Credit Facility (3)	—	29,666	32,700
$411.3 Million Credit Facility (4)	56,325	84,225	102,420
$76.5 Million Credit Facility (5)	—	—	76,500
$26 Million Credit Facility (6)	26,000	26,000	—
Total available	$402,215	$524,209	$615,807
Repayment of $26 Million Senior Secured Credit Facility			(26,000)
Total available			$589,807

*	Reflects the maximum loan amount available on undrawn vessels.

(1)
This credit facility was previously reduced by $73 million due to the sale of three Capesize vessels that were serving as partial security under the facility, and the addition of one Ultramax vessel to the security package under the facility.

(2)	As described above in this press release, one of the Ultramax vessels that was to collateralize this facility has been sold, and the credit facility was reduced by $15 million.

(3)
The amount available to the Company was and will continue to be reduced by the advance payment of principal installments to be made during 2016 on amounts borrowed currently expected to be approximately $1.1 million.

(4)
As described above in this press release, one of the Capesize vessels that was to collateralize this facility has been sold, and the credit facility was reduced by $34 million. The credit facility was previously reduced by $171 million due to the removal from financing under this facility of five Capesize newbuilding vessels that we had agreed to convert into product tankers.

(5)	As described above in this press release.

(6)	This is a credit facility which matures on October 30, 2015. This financing is short-term in nature and must be repaid to draw down on the $76.5 Million Credit Facility.
Newbuilding Program
Our Newbuilding Program consists of contracts for the construction of 60 dry bulk vessels, comprised of 28 Ultramax newbuildings, 21 Kamsarmax newbuilding and 11 Capesize newbuildings. Of this total, through October 29, 2015, we have taken delivery of five Capesize, nine Kamsarmax and 12 Ultramax vessels. The aggregate construction price for the remaining 34 dry bulk vessels is $1,163.6 million. Of this amount, $645.7 million remains unpaid as of October 29, 2015 and is scheduled to be paid in installments through the delivery dates of each vessel. The estimated future payment dates and amounts are as follows (dollars in millions) (1):

Q4 2015	$119.8	(2)
Q1 2016	293.0
Q2 2016	153.3
Q3 2016	79.6
	$645.7

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from October 29, 2015 to December 31, 2015. This excludes $145.9 million paid from October 1 to October 29, 2015.

Explanation of Components of Financial Results for the three months ended September 30, 2015 and 2014
For the three months ended September 30, 2015 and 2014, the Company recorded a net loss of $18.1 million and $18.9 million, respectively.
Time charter equivalent, or TCE revenue, a Non-GAAP measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $15.2 million for the three months ended September 30, 2015, associated with 12 vessels time chartered-in and 16 vessels owned comprised of four Kamsarmax vessels, nine Ultramax vessels and three Capesize vessels, compared to TCE revenue of $12.4 million during the three months ended September 30, 2014, associated with chartering in 22 vessels and one owned vessel. TCE revenue per day was $7,875 and $6,941 for the three months ended September 30, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). The increase in TCE revenue during the three months ended September 30, 2015 compared to the prior year period is primarily attributable to increases in daily TCE rates and revenue days associated with the increase in vessels during the three months ended September 30, 2015 compared to the three months ended September 30, 2014.
Vessel operating costs for the three months ended September 30, 2015 were $7.3 million related to 16 vessels owned during the three months ended September 30, 2015. Vessel operating costs for the three months ended September 30, 2014 were $0.4 million related to two Kamsarmax vessels owned during the three months ended September 30, 2014.
Charterhire expense was $11.3 million and $22.9 million for the three months ended September 30, 2015 and 2014, respectively, relating to the time chartered-in vessels including those described below. Such decrease during the three months ended September 30, 2015 compared to the prior year period relates to a fewer number of vessels time chartered-in during the current year. See the Company’s Fleet List below for the terms of these agreements.
Depreciation for the three months ended September 30, 2015 was $3.5 million and relates to 16 vessels owned. Depreciation for the three months ended September 30, 2014 was $0.1 million and relates to two vessels owned during the three months ended September 30, 2014.
General and administrative expense was $8.9 million for the three months ended September 30, 2015. Such amount included $6.3 million restricted stock amortization and the balance primarily related to payroll, directors’ fees, professional fees and insurance. General and administrative expense was $8.0 million for the three months ended September 30, 2014, which included $6.3 million of noncash restricted stock amortization.
During the three months ended September 30, 2015 the Company recorded a loss of $0.3 million associated with the incremental write downs and sale of certain construction contracts classified as held for sale at June 30, 2015. The 11 contracts to construct vessels classified as assets held for sale as of June were sold during the three months ended September 30, 2015.
During the three months ended September 30, 2015, the Company recorded a $1.4 million loss associated with writing off a portion of deferred financing costs accumulated on two credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold.
Explanation of Components of Financial Results for the nine months ended September 30, 2015 and 2014
For the nine months ended September 30, 2015 and 2014, the Company recorded a net loss of $208.8 million and $44.6 million, respectively.
TCE revenue was $40.5 million for the nine months ended September 30, 2015, associated with 20 vessels time chartered-in and 16 vessels owned compared to TCE revenue of $27.8 million during the nine months ended September 30, 2014, associated with 24 time chartered-in vessels and one owned vessel. TCE revenue per day was $7,145 and $7,570 for the nine months ended September 30, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). The decrease in TCE revenue per day is due to the weakness in the dry bulk market. The increase in TCE revenue during the nine months ended September 30, 2015 compared to the prior year period is primarily attributable to the increase in the number of revenue days associated with the increase in vessels, which increased to 5,669 days during the nine months ended September 30, 2015 compared to 3,677 days during the prior year period.
Vessel operating costs for the nine months ended September 30, 2015 was $14.8 million related to 16 vessels owned. Vessel operating costs for the nine months ended September 30, 2014 were $0.4 million related to two vessels owned during the nine months ended September 30, 2014.

Charterhire expense was $41.1 million and $49.5 million for the nine months ended September 30, 2015 and 2014, respectively, relating to the time chartered-in vessels including those described below. This decrease is due to fewer days for which vessels were chartered-in during the 2015 period compared to the 2014 period. See the Company’s Fleet List below for the terms of these agreements.
Depreciation for the nine months ended September 30, 2015 was $7.7 million and 16 vessels owned. Depreciation for the nine months ended September 30, 2014 was $0.1 million relates to two vessels owned during the nine months ended September 30, 2014.
General and administrative expense was $25.8 million for the nine months ended September 30, 2015. Such amount included $18.5 million of noncash restricted stock amortization and the balance primarily related to payroll, directors’ fees, professional fees and insurance. General and administrative expense was $23.4 million for the nine months ended September 30, 2014. Such amount included $17.6 million of noncash restricted stock amortization and the balance primarily related to payroll, directors’ fees, professional fees and insurance.
During the nine months ended September 30, 2015 the Company recorded a loss of $151.7 million associated with writing down 13 contracts to construct vessels that the Company has classified as held for sale during the nine months ended September 30, 2015, as well as incremental write downs of certain construction contracts classified as held for sale at December 31, 2014.
During the nine months ended September 30, 2015, the Company recorded a $7.3 million loss associated with writing off a portion of deferred financing costs accumulated on four credit facilities for which the commitments were reduced pursuant to the removal from the facility of certain vessels that have sold.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Dollars in thousands, except per share data)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Revenue:
Vessel revenue	$15,182	$12,608	$40,504	$31,255
Operating expenses:
Voyage expenses	—	238	—	3,418
Vessel operating costs	7,306	382	14,788	382
Charterhire expense	11,348	22,906	41,077	49,468
Vessel depreciation	3,535	117	7,665	117
General and administrative expenses	8,894	8,034	25,776	23,385
Loss / write down on assets held for sale	324	—	151,679	—
Total operating expenses	31,407	31,677	240,985	76,770
Operating loss	(16,225)	(19,069)	(200,481)	(45,515)
Other (expense) income:
Interest income	148	129	277	922
Foreign exchange (loss) gain	(26)	5	6	—
Financial expense, net	(1,949)	26	(8,565)	26
Total other (expense) income	(1,827)	160	(8,282)	948
Net loss	$(18,052)	$(18,909)	$(208,763)	$(44,567)

Loss per common share- basic and diluted (1)	$(0.06)	$(0.14)	$(0.90)	$(0.34)
Weighted-average shares outstanding- basic and diluted (1)	327,327,681	133,248,016	232,703,180	133,034,280

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three and nine months ended September 30, 2015 and 2014, as the impact would be anti-dilutive since the company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)
(Dollars in thousands, except per share data)

	September 30,	December 31,
	2015	2014
Current assets
Cash and cash equivalents	$274,089	$272,673
Due from charterers	4,152	11,096
Due from related party	—	31,277
Prepaid expenses and other current assets	4,923	3,872
Assets held for sale	—	43,781
Total current assets	283,164	362,699
Non-current assets
Vessels, net	577,226	66,633
Vessels under construction	747,511	866,844
Deferred financing costs, net	11,170	3,181
Other assets	32,324	24,848
Total non-current assets	1,368,231	961,506
Total assets	$1,651,395	$1,324,205

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$49,355	$3,300
Accounts payable and accrued expenses	19,425	17,042
Total current liabilities	68,780	20,342
Non-current liabilities
Bank loans	279,235	30,250
Senior Notes	73,625	73,625
Total non-current liabilities	352,860	103,875
Total liabilities	421,640	124,217
Shareholders’ equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares; issued and outstanding 343,962,937and 180,299,695 shares as of September 30, 2015 and December 31, 2014, respectively	3,440	1,803
Paid-in capital	1,557,950	1,321,057
Accumulated deficit	(331,635)	(122,872)
Total shareholders’ equity	1,229,755	1,199,988
Total liabilities and shareholders’ equity	$1,651,395	$1,324,205

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Dollars in thousands)

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Operating activities
Net loss	$(208,763)	$(44,567)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	18,514	17,579
Vessel depreciation	7,665	117
Amortization of deferred financing costs	1,095	10
Write off of deferred financing costs	7,348	—
Loss / write down on assets held for sale	151,679	—
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from charterers	2,494	(22,081)
Increase in prepaid expenses and other current assets	(1,051)	(2,756)
Increase in accounts payable and accrued expenses	3,634	2,642
Net cash used in operating activities	(17,385)	(49,056)
Investing activities
Security deposit refunded on assets held for sale	31,277	—
Proceed from sale of assets held for sale	171,093	—
Payments on assets held for sale	(52,883)	—
Payments for vessels and vessels under construction	(623,903)	(562,781)
Net cash used in investing activities	(474,416)	(562,781)
Financing activities
Proceeds from issuance of common stock	218,156	42,345
Proceeds from issuance of long-term debt	300,295	—
Proceeds from Senior Notes offering	—	65,000
Repayments of long-term debt	(5,255)	—
Debt issue costs paid	(19,979)	(10,819)
Net cash provided by financing activities	493,217	96,526
Increase (decrease) in cash and cash equivalents	1,416	(515,311)
Cash at cash equivalents, beginning of period	272,673	733,596
Cash and cash equivalents, end of period	$274,089	$218,285

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in thousands)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Time Charter Equivalent Revenue (1):
Vessel revenue	$15,182	$12,608	$40,504	$31,255
Voyage expenses	—	238	—	3,418
Time charter equivalent revenue	$15,182	$12,370	$40,504	$27,837
Time charter equivalent revenue attributable to:
Kamsarmax	$6,006	$9,459	$19,335	$21,486
Ultramax	6,459	2,911	16,240	6,351
Capesize	2,717	—	4,929	—
	$15,182	$12,370	$40,504	$27,837
Revenue days:
Kamsarmax	754	1,397	2,861	2,957
Ultramax	923	385	2,363	720
Capesize	251	—	445	—
Combined	1,928	1,782	5,669	3,677
TCE per revenue day (1):
Kamsarmax	$7,966	$6,771	$6,758	$7,266
Ultramax	$6,996	$7,561	$6,874	$8,816
Capesize	$10,825	$—	$11,071	$—
Combined	$7,875	$6,941	$7,145	$7,570

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Fleet List as of October 29, 2015

Newbuilding Program
Owned vessels delivered from shipyards

Vessel Name	Year Built	DWT	Vessel Type
SBI Puro	2015	180,000	Capesize
SBI Camacho	2015	180,000	Capesize
SBI Montesino	2015	180,000	Capesize
SBI Valrico	2015	180,000	Capesize
SBI Magnum	2015	180,000	Capesize
Total Capesize		900,000
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
Total Kamsarmax		742,000
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
Total Ultramax		738,000
Total Owned Vessels DWT		2,380,000

Vessels under construction

Capesize
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1311 - TBN SBI Maduro	Q4-15	180,000	Waigaoqiao
2	Hull S1212 - TBN SBI Montecristo	Q1-16	180,000	Sungdong
3	Hull S1213 - TBN SBI Aroma	Q1-16	180,000	Sungdong
4	Hull S1214 - TBN SBI Cohiba	Q1-16	180,000	Sungdong
5	Hull HN1058 - TBN SBI Behike	Q1-16	180,000	Daehan
6	Hull HN1059 - TBN SBI Monterrey	Q1-16	180,000	Daehan
	Capesize NB DWT		1,080,000

Kamsarmax

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Yangzijiang
2	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Yangzijiang
3	Hull S1723A - TBN SBI Bolero	Q4-15	82,000	Hudong
4	Hull S1724A - TBN SBI Sousta	Q4-15	82,000	Hudong
5	Hull S1725A - TBN SBI Reggae	Q1-16	82,000	Hudong
6	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong
7	Hull S1231 - TBN SBI Macarena	Q2-16	82,000	Hudong
8	Hull S1735A - TBN SBI Parapara	Q1-16	82,000	Hudong
9	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong
10	Hull S1230 - TBN SBI Lambada	Q1-16	82,000	Hudong
11	Hull S1232 - TBN SBI Swing	Q3-16	82,000	Hudong
12	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong
	Kamsarmax NB DWT		984,000

Ultramax

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui
5	Hull S-A098 - TBN SBI Achilles	Q1-16	61,000	Imabari
6	Hull S-A089 - TBN SBI Cronos	Q4-15	61,000	Imabari
7	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari
8	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
9	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
10	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi
11	Hull CX0653 - TBN SBI Hercules	Q1-16	64,000	Chengxi
12	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi
13	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi
14	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
15	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi
16	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi
	Ultramax NB DWT		993,800
	Total Newbuild DWT		3,057,800
As used in this earnings release “Daehan” refers to Daehan Shipbuilding Co., Ltd., “Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Imabari” refers to Imabari Shipbuilding Co. Ltd., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Sungdong” refers to Sungdong Shipbuilding & Marine Engineering Co., Ltd., “Waigaoqiao” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(1)	Expected delivery date relates to the quarter during which each vessel is currently expected to be delivered from the shipyard.

Time chartered-in vessels
The Company has time chartered-in 10 dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	22-Dec-16	(1)
Post-Panamax	2009	93,000	China	See Note (2)	01-Jul-16	(2)
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(3)
Kamsarmax	2011	81,500	South Korea	$15,000	14-Jan-16	(4)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(5)
Ultramax	2010	61,000	Japan	$14,200	29-Jan-17	(6)
Supramax	2010	58,000	China	$14,250	02-Dec-15	(7)
Supramax	2008	58,000	China	$12,250	12-Jun-16	(8)
Supramax	2015	55,000	Japan	$14,000	01-Dec-17	(9)
Handymax	2002	48,500	Japan	$12,000	16-Mar-17	(10)
Total TC DWT		713,200

(1)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. The vessel was delivered February 22, 2015.

(2)
This vessel has been time chartered-in for ten to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional ten to 14 months at the same rate of hire. The vessel was delivered on July 9, 2014.

(3)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(4)
This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. The vessel was delivered on February 15, 2014.

(5)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.

(6)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. The vessel was delivered on April 13, 2014.

(7)
This vessel has been time chartered-in for 20 to 24 months at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional ten to 12 months at $14,850 per day. The vessel was delivered on April 12, 2014.

(8)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

(9)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. The vessel was delivered January 27, 2015.

(10)
This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. The vessel was delivered on March 31, 2014.

Conference Call Details:
Monday, November 2, 2015 at 10:00 AM, Eastern Standard Time and 4:00 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (888)-791-4319 (U.S.) or 1 (913)-312-1422 (International). The conference participant passcode is 4691785. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: http://www.visualwebcaster.com/event.asp?id=102923
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 26 vessels, consisting of five Capesize, nine Kamsarmax vessels and 12 Ultramax vessels. The Company also time charters-in ten dry bulk vessels (consisting of one Handymax, one Ultramax, three Supramax, one Panamax, two Kamsarmax and two Post-Panamax vessels) and has contracted for 34 dry bulk vessels consisting of six Capesize vessels, 12 Kamsarmax and 16 Ultramax), from shipyards in Japan, South Korea and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 5.4 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Measures
This press release describes adjusted net loss and related per share amounts, which is not a measure prepared in accordance with GAAP. We believe the non-GAAP measure presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
Adjusted net loss
In thousands, except per share data

	For the three months ended September 30,
	2015		2014
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(18,052)	$(0.06)	$(18,909)	$(0.14)
Adjustments:
Loss / write down on assets held for sale	324	—	—	—
Write down of deferred financing cost	1,380	0.01	—	—
Total adjustments	1,704	0.01	—	—
Adjusted net loss	$(16,348)	$(0.05)	$(18,909)	$(0.14)

	For the nine months ended September 30,
	2015		2014
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(208,763)	$(0.90)	$(44,567)	$(0.34)
Adjustments:
Loss / write down on assets held for sale	151,679	0.65	—	—
Write down of deferred financing cost	7,348	0.03	—	—
Total adjustments	159,027	0.68	—	—
Adjusted net loss	$(49,736)	$(0.22)	$(44,567)	$(0.34)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)